EXHIBIT 12.1

TEXTRON INC.
MANUFACTURING GROUP
COMPUTATION OF RATIO OF INCOME TO FIXED CHARGES
(unaudited)
(In millions, except ratio)

Nine Months Ended October 2, 2010
Fixed charges:
Interest expense*	$134
Estimated interest portion of rents	23
Total fixed charges	$157

Income:
Income from continuing operations before income taxes	$41
Fixed charges	157
Dividends received from Finance group	355
Capital contributions paid to Finance group under Support Agreement	(228)
Eliminate pretax loss of Finance group	280
Adjusted income	$605

Ratio of income to fixed charges	3.85

*	Includes interest expense on all third-party indebtedness, except for interest related to unrecognized tax benefits, which is included in income tax expense.